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                                                                      Exhibit 22


                              LIST OF SUBSIDIARIES


         Flagship Holding Ltd. ("FHL"), a Barbados corporation, owns 99% of Minera Fremont Gold Chile, S.A. ("MFG"), a Chilean corporation, formerly known as Inversiones Mineras Ayl S.A.. In turn, FHL is a wholly owned subsidiary of Fremont Gold Corporation. As a result of this arrangement, MFG is the sole operating subsidiary of Fremont Gold Corporation.